UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
United Rentals, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.01 per share
(Titles of Class of Securities)
911363 10 9
(CUSIP Number of Class of Securities)
Roger E. Schwed, Esq.
Executive Vice President and General Counsel
Five Greenwich Office Park
Greenwich, CT 06831
Phone: (203) 622-3131
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)
With a copy to:
Gary Horowitz, Esq.
Eric Swedenburg, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$679,000,000.00	$26,684.70
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of a total of 27,160,000 shares of outstanding common stock, par value of $0.01 per share, of United Rentals, Inc., together with the associated preferred share purchase rights, at the maximum tender offer price of $25.00 per share.

**	The amount of the filing fee equals $39.30 per million (0.00393%) of the transaction value and is estimated in accordance with Section 14(g)(3) and Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 26,684.70	Filing Party: United Rentals, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 17, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 17, 2008 by United Rentals, Inc., a Delaware corporation (“United Rentals” or the “Company”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on July 1, 2008 and Amendment No. 2 to Schedule TO filed with the SEC on July 11, 2008 (collectively, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash up to 27,160,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred share purchase rights, at a price not greater than $25.00 nor less than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2008, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which together, as may be amended or supplemented from time to time, constitute the “Offer.”
     All information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein.
ITEMS 1 through 11.
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, a copy of which was filed with Schedule TO as Exhibit (a)(1)(A), are hereby amended and supplemented as follows:
     The response to the Summary Term Sheet question, “Are there any conditions to the Offer?” and Section 7 (“Conditions to the Offer”) are amended by inserting, in each case, the following at the end thereof:
     On July 14, 2008, we waived the condition to the Offer with respect to any decline in the Dow Jones Industrial Average and the NASDAQ Composite Index between the close of trading on June 16, 2008 and July 14, 2008. In addition, the condition set forth in paragraph 2(e) of Section 7 is hereby amended to delete the term “10%” and to replace it with “15%”.
ITEM 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
     (a)(5)(F) Press Release issued by United Rentals, Inc. on July 14, 2008

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED RENTALS, INC.
By:	/s/ Roger E. Schwed
	Name:	Roger E. Schwed
	Title:	Executive Vice President and General Counsel

Date: July 15, 2008

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated June 17, 2008
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Shareholders, dated June 17, 2008
(a)(1)(E)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(G)*	Letter to Participants in United Rentals, Inc. 401(k) Investment Plan (including Election Form and Notice of Withdrawal)
(a)(1)(H)*	Letter to Participants in United Rentals, Inc. Acquisition Plan (including Election Form and Notice of Withdrawal)
(a)(1)(I)*	Instructions and Option Election Form for Conditional Exercise of Options
(a)(1)(J)*	Instructions and Warrant Election Form for Conditional Exercise of Warrants
(a)(5)(A)*	Form of Summary Advertisement
(a)(5)(B)	Press Release issued by United Rentals, Inc. on June 10, 2008 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 12, 2008, and incorporated herein by reference)
(a)(5)(C)*	Press Release issued by United Rentals, Inc. on June 17, 2008
(a)(5)(D)**	Press Release issued by United Rentals, Inc. on July 1, 2008
(a)(5)(E)	Press Release issued by United Rentals, Inc. on July 10, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed July 11, 2008)
(a)(5)(F)†	Press Release issued by United Rentals, Inc. on July 14, 2008
(b)(1)	Credit Agreement, dated as of June 9, 2008, among United Rentals, Inc. and certain of its subsidiaries, United Rentals (North America), Inc., United Rentals of Canada, Inc., United Rentals Financing Limited Partnership, Bank of America, N.A., Wachovia Bank, National Association, UBS Loan Finance LLC and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)
(b)(2)	Indenture, dated as of June 10, 2008, among United Rentals, Inc., and The Bank of New York, a New York banking corporation, as Trustee, and Form of United Rentals, Inc. 14% Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 and Exhibit 4.2, respectively, of the United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)
(b)(3)	Receivables Purchase Agreement dated as of May 31, 2005 between United Rentals Receivables LLC II, United Rentals, Inc., Atlantic Asset Securitization Corp., Liberty Street Funding Corp., Calyon New York Branch, and The Bank of Nova Scotia (incorporated by reference to Exhibit 99.1 of the United Rentals, Inc. Report on Form 8-K filed on June 6, 2005)
(b)(4)	Purchase and Contribution Agreement dated as of May 31, 2005 between United Rentals (North America), Inc., United Rentals Northwest, Inc., United Rentals Southeast, L.P., United Equipment Rentals Gulf, L.P., United Rentals, Inc., and United Rentals Receivables LLC II (incorporated by reference to Exhibit 99.2 of the United Rentals, Inc. Report on Form 8-K filed on June 6, 2005)
(b)(5)	First Omnibus Amendment, dated October 20, 2006, to the Purchase and Contribution Agreement, dated as of May 31, 2005 and the Receivables Purchase Agreement, dated as of May 31, 2005 (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed on October 26, 2006)
(b)(6)	Performance Undertaking dated as of May 31, 2005 executed by United Rentals, Inc. in favor of United Rentals Receivables LLC II (incorporated by reference to Exhibit 99.3 of the United Rentals, Inc. Report on Form 8-K filed on June 6, 2005)
(d)(1)	Rights Agreement dated September 28, 2001 between United Rentals, Inc. and American Stock Transfer & Trust Co., as Rights Agent (the “Rights Agreement”) (incorporated by reference to Exhibit 4 of the United Rentals, Inc. Report on Form 8-K filed on October 5, 2001)
(d)(2)	First Amendment to the Rights Agreement, dated as of July 22, 2007, between United Rentals, Inc. and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of United Rentals, Inc. Report on Form 8-K filed on July 24, 2007)

Exhibit
Number	Description

(d)(3)	Form of Warrant Agreement (incorporated by reference to Exhibit 10(c) of United Rentals, Inc. Registration Statement on Form S-1, Registration No. 333-39117), together with an Amendment thereto dated December 4, 2003 (incorporated by reference to Exhibit 10(b) to United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2003)
(d)(4)	1997 Stock Option Plan (incorporated by reference to Exhibit 10(b) of United Rentals, Inc. Registration Statement on Form S-1, Registration No. 333-39117)
(d)(5)	1998 Stock Option Plan of United Rentals, Inc. (incorporated by reference to Exhibit 99.1 to United Rentals, Inc. Registration Statement on Form S-4, Registration No. 333-63171)
(d)(6)	1998 Supplemental Stock Option Plan of United Rentals, Inc. (as amended and restated) (incorporated by reference to Exhibit 10(h) to United Rentals, Inc. Annual Report on Form 10-K for the year ended December 31, 2005)
(d)(7)	2001 Comprehensive Stock Plan (formerly the 2001 Senior Stock Plan) (incorporated by reference to Exhibit 10(f) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(8)	2001 Stock Plan of United Rentals, Inc. (incorporated by reference to Exhibit 4.6 to United Rentals, Inc. Registration Statement on Form S-8, No. 333-60458)
(d)(9)	Deferred Compensation Plan for Directors of United Rentals, Inc. (incorporated by reference to Exhibit 4.8 to United Rentals, Inc. Registration Statement on Form S-8, No. 333-116882)
(d)(10)	Form of United Rentals, Inc., Annual Incentive Compensation Plan (incorporated by reference to Appendix B to the United Rentals, Inc., Definitive Proxy Statement filed with the SEC on April 21, 2004)
(d)(11)	Form of United Rentals, Inc., Long-Term Incentive Plan (incorporated by reference to Appendix C to the United Rentals, Inc., Definitive Proxy Statement filed with the SEC on April 21, 2004)
(d)(12)	Form of Amendment to United Rentals, Inc. Long-Term Incentive Plan dated September 22, 2004 (incorporated by reference to Exhibit 99.3 of United Rentals, Inc. Report on Form 8-K filed September 28, 2004)
(d)(13)	United Rentals, Inc. Restricted Stock Unit Deferral Plan (incorporated by reference to Exhibit 10(g) to United Rentals, Inc. Report on Form 10-Q for the quarterly period ended June 30, 2004)
(d)(14)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Senior Management (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(15)	Form of United Rentals, Inc. Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10(c) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(16)	Form of directors option agreement of United Rentals, Inc. (incorporated by reference to Exhibit 99.1 of the United Rentals, Inc. Report on Form 8-K filed March 8, 2005)
(d)(17)	Compensation Program for Non-Employee Directors of United Rentals, Inc. (incorporated by reference to Exhibit 10(d) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(18)	Restricted Stock Unit Agreement, dated as of June 7, 2007, awarded to Wayland R. Hicks (incorporated by reference to Exhibit 10(d) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended June 30, 2007)
(d)(19)	Form of agreement dated as of July 21, 2004, between United Rentals, Inc. and John S. McKinney (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Report on Form 10-Q for the quarter ended September 30, 2004)
(d)(20)	Employment Agreement, dated as of March 7, 2006, between the Company and Martin Welch III (incorporated by reference to Exhibit 10.1 of the United Rentals, Inc. Report on Form 8-K filed March 10, 2006)
(d)(21)	Letter Agreement with Wayland R. Hicks, dated as of April 21, 2003 (incorporated by reference to Exhibit 10(e) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

Exhibit
Number	Description

(d)(22)	Agreement, dated April 10, 2007, between United Rentals, Inc. and Wayland R. Hicks (incorporated by reference to Exhibit 10.1 to the United Rentals, Inc. Current Report on Form 8-K filed on April 11, 2007)
(d)(23)	Agreement dated as of September 22, 2005, between United Rentals, Inc. and Michael Kneeland (incorporated by reference to Exhibit 99.1 of the United Rentals, Inc. Report on Form 8-K filed September 23, 2005)
(d)(24)	Agreement dated as of March 30, 2006 between United Rentals, Inc. and Michael Kneeland (incorporated by reference to Exhibit 10(ooo) of the United Rentals, Inc. Report on Form 10-K for the year ended December 31, 2005)
(d)(25)	Employment Agreement dated June 5, 2006, between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(a) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(26)	First Amendment, dated August 1, 2007, to the Employment Agreement between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(a) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(27)	Employment Agreement dated June 14, 2006, between United Rentals, Inc. and Roger E. Schwed, including a form of indemnification agreement (incorporated by reference to Exhibit 10(e) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2006)
(d)(28)	Employment Agreement, dated August 30, 2006, between the Company and John Fahey (incorporated by reference to Exhibit 10.2 of the United Rentals, Inc. Report on Form 8-K filed September 1, 2006)
(d)(29)	Retention Benefit Agreement, dated as of July 2, 2007, between United Rentals, Inc. and Michael J. Kneeland (incorporated by reference to Exhibit 10(b) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(30)	Retention Benefit Agreement, dated as of July 2, 2007, between United Rentals, Inc. and Martin Welch III (incorporated by reference to Exhibit 10(c) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(31)	Retention Benefit Agreement, dated as of July 2, 2007, between United Rentals, Inc. and Roger E. Schwed (incorporated by reference to Exhibit 10(d) of the United Rentals, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
(d)(32)	Purchase Agreement, dated as of June 10, 2008, between United Rentals, Inc. and Apollo Investment Funds IV, L.P. and Apollo Overseas Partners IV, L.P. and J.P. Morgan Partners (BHCA), L.P. (incorporated by reference to Exhibit 10.2 to the United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)

(d)(33)	Registration Rights Agreement, dated as of June 10, 2008, among United Rentals, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., and J.P. Morgan Partners (BHCA) relating to $425,000,000 aggregate principal amount of 14% Senior Notes due 2014 (incorporated by reference to Exhibit 10.3 to United Rentals, Inc. Report on Form 8-K filed on June 12, 2008)
(g)	Not applicable
(h)	Not applicable

*	Previously filed with Schedule TO on June 17, 2008.

**	Previously filed with the Company’s Amendment No. 1 to Schedule TO on July 1, 2008.

†	Filed herewith.